(K)(1)(i)

AMENDED SCHEDULE A

with respect to the

THIRD AMENDED AND RESTATED SHAREHOLDER SERVICE PLAN

for

VOYA CREDIT INCOME FUND (formerly, Voya Senior Income Fund)

CLASS A SHARES
Fund	Maximum Service Fee
(as a percentage of average daily net assets)
Voya Credit Income Fund	0.25%

(formerly, Voya Senior Income Fund)

Date last updated: October 13, 2022